Modified

                                FORM U-13-60


                               ANNUAL REPORT

                              For the Period

          Beginning January 1, 2000 and Ending December 31, 2000


                                  To The

                  U.S. Securities and Exchange Commission

                                    of

                                 HEC Inc.

                        A Subsidiary Service Company

                   Date of Incorporation:  June 19, 1990

                      State under which Incorporated:

                     The Commonwealth of Massachusetts

       Location of Principal Executive Offices of Reporting Company

                                24 Prime Parkway
                                Natick, MA 01760

            Report filed pursuant to Order dated July 27, 1990
                           in file number 70-7698

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                           Linda A. Jensen, Treasurer
                                    HEC Inc.
                                 24 Prime Parkway
                                 Natick, MA 01760

             Name of Principal Holding Company Under Which Reporting
                              Company is Organized:

                               Northeast Utilities



                INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60



     1. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

     2. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     3. Organization Chart - The company shall submit with each annual report a copy of its current organization chart.



                      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                      ---------------------------------------------

                                                       Schedule or      Page
Description of Schedules and Accounts                   Acct. No.        No.
-------------------------------------              -------------------  -----

Description of system of accounting                                       3

COMPARATIVE BALANCE SHEET                              Schedule I        4-5

Company property                                       Schedule II        6
Accumulated provision for depreciation and
  amortization of company property                     Schedule III       7
Accounts receivable and accounts receivable
  from associate companies                             Schedule V         8
Miscellaneous deferred debits                          Schedule IX        9
Proprietary capital                                    Schedule XI       10
Long-term debt                                         Schedule XII      11
Current and accrued liabilities                        Schedule XIII     12
Notes to financial statements                          Schedule XIV     13-15

COMPARATIVE INCOME STATEMENT                           Schedule XV       16

Analysis of billing - non-associate companies          Account 458       17
Departmental analysis of salaries                      Account 920       18
Outside services employed                              Account 923      19-20
Miscellaneous general expenses                         Account 930.2     21
Rents                                                  Account 931       22
Taxes other than income taxes                          Account 408       23
Notes to statement of income                           Schedule XVIII    24
  (included above)

ORGANIZATION CHART                                                       25




                          Annual Report of:  HEC Inc.
                for the Twelve Months Ended December 31, 2000


Description of the system of accounting employed by HEC Inc.:

HEC Inc. maintains its accounting books and records on a computer network using a general ledger software package developed by BST Consultants. The chart of accounts is a standard set developed for architectural and engineering firms. HEC's subsidiary, Select Energy Contracting Inc., maintains its records on CF Data System and Timberline Systems using the standard chart of accounts developed within the general contracting business. Revenues and expenses are recorded on an accrual basis. A more detailed description of HEC's accounting policies can be found in the Notes to the Financial Statements.


ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31, 2000 and 1999
-------------------------------------------------------------- ------------ ------------
ACCOUNT       ASSETS AND OTHER DEBITS                          AS OF DECEMBER 31
-------------------------------------------------------------- ------------ ------------
                                                                   2000         1999
       COMPANY PROPERTY
101    Company property (Schedule II)                         $ 29,773,417 $ 18,437,013
107    Construction work in progress (Schedule II)                       0            0
                                                               ------------ ------------
       Total Property                                           29,773,417   18,437,013
                                                               ------------ ------------
108    Less accumulated provision for depreciation and
       amortization of company property (Schedule III)           7,062,916    3,926,721
                                                               ------------ ------------
       Net Company Property                                     22,710,501   14,510,292
                                                               ------------ ------------
       INVESTMENTS
123    Investments in associate companies (Schedule IV)                  0            0
124    Other Investments (Schedule IV)                                   0            0
                                                               ------------ ------------
       Total Investments                                                 0            0
                                                               ------------ ------------
       CURRENT AND ACCRUED ASSETS
131    Cash                                                      5,833,119    3,609,341
134    Special deposits                                                  0            0
135    Working funds                                                 1,284        1,800
136    Temporary cash investments (Schedule IV)                          0            0
141    Notes receivable                                                  0            0
143    Accounts receivable (Schedule V)                         15,325,470    8,925,507
144    Accumulated provision of uncollectible accounts                   0            0
145    Notes receivable from associate companies                         0            0
146    Accounts receivable for associate companies (Schedule V)    315,877       98,822
152    Fuel stock expenses undistributed                                 0            0
154    Materials and supplies                                      494,536      189,151
163    Stores expense undistributed                                      0            0
165    Prepayments                                                 628,827      270,902
174    Miscellaneous current and accrued assets                          0            0
                                                               ------------ ------------
       Total Current and Accrued Assets                         22,599,113   13,095,523
                                                               ------------ ------------
       DEFERRED DEBITS
181    Unamortized debt expense
184    Clearing Accounts
186    Miscellaneous deferred debits (Schedule IX)              43,317,570    7,317,432
188    Research, development, or demonstration expenditures              0            0
190    Accumulated deferred income taxes                            81,302      287,292
                                                               ------------ ------------
       Total Deferred Debits                                    43,398,872    7,604,724
                                                               ------------ ------------
       TOTAL ASSETS AND OTHER DEBITS                          $ 88,708,486 $ 35,210,539
                                                               ============ ============


ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31, 2000 and 1999
-------------------------------------------------------------- ------------ ------------
ACCOUNT       LIABILITIES AND PROPRIETARY CAPITAL              AS OF DECEMBER 31
-------------------------------------------------------------- ------------ ------------
                                                                   2000         1999
       PROPRIETARY CAPITAL
201    Common stock issued (Schedule XI)                      $        100 $        100
211    Miscellaneous paid-in capital (Schedule XI)              24,900,199   18,999,855
215    Appropriated Retained Earnings (Schedule XI)                      0            0
216    Unappropriated Retained Earnings (Schedule XI)              574,591     (132,422)
                                                               ------------ ------------
       Total Proprietary Capital                                25,474,890   18,867,533
                                                               ------------ ------------
       LONG-TERM DEBT
223    Advances from associate companies (Schedule XII)                  0            0
224    Other long-term debt (Schedule XII)                      27,433,170      725,000
225    Unamortized premium on long-term debt                             0            0
226    Unamortized discount on long-term debt                            0            0
                                                               ------------ ------------
       Total Long Term Debt                                     27,433,170      725,000
                                                               ------------ ------------
       CURRENT AND ACCRUED LIABILITIES
231    Notes Payable                                                     0            0
232    Accounts Payable                                          6,218,757    6,333,340
233    Notes payable to associate co's (Schedule XIII)          15,300,000    3,500,000
234    Accounts payable to associate co's (Schedule XIII)          651,611      176,656
236    Taxes accrued                                               (68,961)     448,025
237    Interest Accrued                                            757,077            0
238    Dividends declared                                                0            0
241    Tax collections payable (Schedule XIII)                     220,332       36,154
242    Misc. current and accrued liabilities (Schedule XIII)    12,309,896    4,674,447
                                                               ------------ ------------
       Total Current and Accrued Liabilities                    35,388,712   15,168,622
                                                               ------------ ------------
       DEFERRED CREDITS
253    Other deferred credits                                            0            0
255    Accumulated deferred investment tax credits                       0            0
                                                               ------------ ------------
       Total Deferred Credits                                            0            0
                                                               ------------ ------------
283    Accumulated Deferred Income Taxes                           411,714      449,384
                                                               ------------ ------------
       TOTAL LIABILITIES AND PROPRIETARY CAPITAL              $ 88,708,486 $ 35,210,539
                                                               ============ ============



ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Year Ended December 31, 2000

SCHEDULE II - COMPANY PROPERTY


                                       BALANCE AT                                  BALANCE AT
                                        BEGINNING                         OTHER      CLOSE
      DESCRIPTION                        OF YEAR    ADDITIONS   SALES    CHANGES    OF YEAR
----------------------------------------------------------------------------------------------
COMPANY PROPERTY

Account
------

301   ORGANIZATION 1/                  $12,371,252  $7,468,072                    $19,839,324

303   MISCELLANEOUS INTANGIBLE PLANT             0                                          0

304   LAND AND LAND RIGHTS                       0                                          0

305   STRUCTURES AND IMPROVEMENTS                0                                          0

306   LEASEHOLD IMPROVEMENTS                80,462      50,325                        130,787

307   EQUIPMENT 2/                               0                                          0

308   OFFICE FURNITURE & EQUIPMENT       2,566,945   1,734,655                      4,301,600

309   AUTOMOBILES, OTHER VEHICLES          583,986   2,083,352                      2,667,338
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT EQUIPMENT             0                                          0

311   OTHER COMPANY PROPERTY 3/          2,834,368                                  2,834,368
                                       -------------------------------------------------------
                              SUBTOTAL  18,437,013  11,336,404      0       0      29,773,417
                                       -------------------------------------------------------
107   CONSTRUCTION WORK IN
      PROGRESS 4/                                0                                          0
                                       -------------------------------------------------------
                              TOTAL    $18,437,013 $11,336,404     $0      $0     $29,773,417
                                       =======================================================


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

   As part of the Northeast Utilities purchase of Yankee Energy System Inc. (Yankee), the assets of a Yankee subsidiary, Yankee Energy Services Company, were merged into an HEC subsidiary in May 2000.

2/ SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE COMPANY
   SHALL PROVIDE A LISTING BY SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR.

   Not applicable

3/ DESCRIBE OTHER COMPANY PROPERTY:

   ENCORE Inservice Property consists of energy efficient fixtures and metering equipment installed in end-user facilities under a program sponsored by a New England utility company. HEC Inc. is paid based on the savings generated by the fixtures over a specified period of time. The equipment remains the property of HEC Inc. until the end of the contract and is amortized over the life of the contract.

4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS

   None


ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2000

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY


                                    BALANCE AT  ADDITIONS            OTHER 1/    BALANCE
                                     BEGINNING  CHARGED TO           CHANGES    AT CLOSE
      DESCRIPTION                     OF YEAR  ACCT 403/404 SALES  ADD/(DEDUCT)  OF YEAR
------------------------------------------------------------------------------------------
COMPANY PROPERTY

Account
------

301   ORGANIZATION                    $349,910    $652,201                     $1,002,111

303   MISCELLANEOUS INTANGIBLE PLANT         0                                          0

304   LAND AND LAND RIGHTS                   0                                          0

305   STRUCTURES AND IMPROVEMENTS            0                                          0

306   LEASEHOLD IMPROVEMENTS            10,369      17,571            $  1,561     29,501

307   EQUIPMENT                              0                                          0

308   OFFICE FURNITURE & EQUIPMENT   1,229,568     851,333              29,610  2,110,511

309   AUTOMOBILES, OTHER VEHICLES       78,500     347,192             953,678  1,379,370
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT EQUIPMENT         0                                          0

311   OTHER COMPANY PROPERTY 2/      2,258,374     283,049                      2,541,423
                                    ------------------------------------------------------
      TOTAL                         $3,926,721  $2,151,346     $0     $984,849 $7,062,916
                                    ======================================================

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

   As part of the Northeast Utilities purchase of Yankee Energy System Inc. (Yankee), the assets of a Yankee subsidiary, Yankee Energy Services Company, were merged into an HEC subsidiary in May 2000.

2/ DESCRIBE OTHER COMPANY PROPERTY:

   ENCORE Inservice Property consists of energy efficient fixtures and metering equipment installed in end-user facilities under a program sponsored by a New England utility company. HEC Inc. is paid based on the savings generated by the fixtures over a specified period of time. The equipment remains the property of HEC Inc. until the end of the contract and is amortized over the life of the contract.



ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2000

SCHEDULE V - ACCOUNTS RECEIVABLE AND
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable and accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub-account should be provided.

                                                   BALANCE AT        BALANCE AT
                                                   BEGINNING            CLOSE
DESCRIPTION                                         OF YEAR            OF YEAR
-------------------------------------------------- ----------------- -----------
Account


143   Accounts Receivable from clients            $8,925,507        $15,325,470
                                                  ----------        -----------
TOTAL                                             $8,925,507        $15,325,470
                                                  ==========        ===========

146   Accounts Receivable from Associate Companies
        The Connecticut Light & Power Company     $    8,823             15,742
        Western Massachusetts Electric Company        61,030                  0
        Select Energy, Inc.                           28,969             46,048
        Yankee Gas Services Company                        0            254,087
                                                  ----------        -----------
TOTAL                                             $   98,822        $   315,877
                                                  ==========        ===========




ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2000

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS



INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.


                                                     BALANCE AT         BALANCE AT
                                                     BEGINNING             CLOSE
DESCRIPTION                                           OF YEAR             OF YEAR
---------------------------------------------------- ------------------ -----------
Account
-------

186    Miscellaneous Deferred Debits
         Accrued Receivable for energy systems &
         design contracts, net                      $7,309,932         $43,317,570
         West Virginia Legal Receivable                  7,500                   0
                                                    ----------         -----------
TOTAL                                               $7,317,432         $43,317,570
                                                    ==========         ===========




ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2000

SCHEDULE XI - PROPRIETARY CAPITAL


                                        NUMBER OF PAR OR STATED OUTSTANDING            CLOSE OF
                                         SHARES       VALUE      NUMBER OF              PERIOD
 ACCT. CLASS OF STOCK                  AUTHORIZED   PER SHARE     SHARES             TOTAL AMOUNT
--------------------------------------------------------------------------------------------------
  201  COMMON STOCK                        100          $1         100                  $100
--------------------------------------------------------------------------------------------------

INSTRUCTIONS:   Classify amounts in each account with brief explanations, disclosing the general nature of transactions which give rise to the reported amounts.


       DESCRIPTION                                                                      AMOUNT
--------------------------------------------------------------------------------------------------
  211  Miscellaneous paid-in-capital                                                  $24,900,000

211.84 Currency Translation Adjustment                                                        199

  215  Appropriated Retained Earnings                                                    None
                                                                                     -------------
       TOTAL                                                                          $24,900,199
                                                                                     =============

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining for servicing nonassociates per the General Instructions of the Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                       BALANCE AT   NET INCOME                        BALANCE AT
                                        BEGINNING       OR       DIVIDENDS               CLOSE
       DESCRIPTION                       OF YEAR      (LOSS)       PAID    OTHER(1)     OF YEAR
--------------------------------------------------------------------------------------------------
  216  Unappropriated Retained Earnings ($132,422)     $713,178     $0     ($6,165)    $574,591
                                       -----------------------------------------------------------
       TOTAL                            ($132,422)     $713,178     $0     ($6,165)    $574,591
                                       ===========================================================

(1) Allocation of benefits - Employee Stock Ownership Plan



ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

For the Year Ended December 31, 2000

   SCHEDULE XII

  LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances in notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - - Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-------------------------------------------------------------------------------------------------------------------------
                                                                         BALANCE                              BALANCE
                    TERMS OF OBLIG.     DATE                              AT                                   AT
                    CLASS & SERIES      OF        INTEREST    AMOUNT    BEGINNING               DEDUCTIONS     CLOSE
 NAME OF CREDITOR    OF OBLIGATION    MATURITY      RATE     AUTHORIZED  OF YEAR   ADDITIONS       (1)        OF YEAR
-------------------------------------------------------------------------------------------------------------------------
ACCOUNT 223 -                                              $           $           $            $            $
     ADVANCES FROM
     ASSOCIATE
     COMPANIES:

ACCOUNT 224 -
     OTHER
     LONG-TERM DEBT:

Arizona Public      1996 Secured
  Service             Notes            12/31/2000   7.84%      250,000   250,000                  (250,000)            0
Arizona Public      1997 Secured
  Service             Notes            12/31/2000   7.84%      275,000   275,000                  (275,000)            0
Arizona Public      1999 Secured
  Service             Notes            12/31/2000   7.84%      200,000   200,000                  (200,000)            0
First Union         Certificates of
  Capital Market      Participator     08/15/2022   7.625%  26,477,000              26,477,000                26,477,000
ABB Energy Capital  Project Secured
                      Note             05/01/2014   9.24%      956,170                 956,170                   956,170
                                                           ----------- ---------   -----------  ----------   -----------
                                                           $28,158,170 $ 725,000   $27,433,170  $ (725,000)  $27,433,170
                                                           =========== =========   ===========  ==========   ===========

(1)  GIVE AN EXPLANATION OF DEDUCTIONS:
     Dissolution of SWHEC LLC on November 23, 2000, notes were paid off as part of dissolution.





ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2000

SCHEDULE XIII - CURRENT ACCRUED LIABILITIES


INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give descriptions and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                               BALANCE AT          BALANCE AT
                                               BEGINNING              CLOSE
DESCRIPTION                                     OF YEAR              OF YEAR
---------------------------------------------  ------------------- -----------
Account
-------
233    NOTES PAYABLE TO ASSOCIATE COS.       $ 3,500,000          $15,300,000
                                              ----------          -----------
TOTAL                                        $ 3,500,000          $15,300,000
                                              ==========          ===========

234    ACCOUNTS PAYABLE TO ASSOCIATE COS.
       Northeast Utilities Service Company   $   167,987          $   651,611
       Select Energy, Inc.                         8,669                    0
                                              ----------          -----------
TOTAL                                        $   176,656          $   651,611
                                              ==========          ===========

241    TAX COLLECTIONS PAYABLE               $    36,154          $   220,332
                                              ----------          -----------
TOTAL                                        $    36,154          $   220,332
                                              ==========          ===========

242    MISCELLANEOUS CURRENT AND
       ACCRUED VENDOR LIABILITIES
       Accrued Audit Fee                     $    48,846          $   118,903
       Accrued Legal                              18,359              125,837
       Accrued Incentive Expense               1,146,087            1,418,653
       Accrued Accounts Payable                        0              514,800
       Accrued Lighting Maintenance               35,360               40,124
       Reserve for Energy Savings Guarantee      154,000              664,000
       Deferred Compensation                     876,237              495,887
       Deferred Revenue: ESPC Projects                 0              230,628
       Notes Payable-Other                     1,500,000            2,066,022
       Vehicle Loans                                   0              431,930
       Accrued Interest                           77,671               84,323
       Accrued Warranty                           10,247               90,184
       Accrued West Virginia Legal Credit          7,500                    0
       Accrued Termination Fees                        0              600,000
       Accrued Payroll                           144,464              122,665
       Construction Loans                        629,213            5,247,155
       Miscellaneous (7 Items)                    26,463               58,785
                                              ----------          -----------
TOTAL                                        $ 4,674,447          $12,309,896
                                              ==========          ===========




                      ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

                    For the Twelve Months Ended December 31, 2000

                                      SCHEDULE XIV

                              NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

(1) Summary of Significant Accounting Policies

    (a) General
        HEC Inc. (the "Company"), a wholly-owned subsidiary of Northeast Utilities Enterprises, Inc. ("NUEI"), provides design and energy services for engineering and installation of energy efficient equipment. The consolidated statements of the Company include the accounts of four wholly-owned subsidiaries, HEC Energy Consulting Canada Inc., Select Energy Contracting Inc., HEC/Tobyhanna Energy Project LLC and Reed's Ferry Supply Co., Inc. HEC's subsidiary, Select Energy Contracting, Inc. purchased the assets of Yankee Energy Services Company in May 2000. In November 2000, HEC dissolved its subsidiary Southwest HEC LLC. Significant intercompany transactions have been eliminated in consolidation.

    (b) Revenue Recognition
        Revenues include amounts earned under contracts for the design and installation of energy systems and the realization of energy savings. Certain revenues are recognized by the percentage-of-completion method as work progresses for contracts in process. Other revenues are recognized as savings are realized by customers. Losses on contracts are fully recognized in the period they become estimable.

    (c) Depreciation
        Depreciation and amortization are provided using straight-line methods over the estimated useful lives of the assets.

(2) Short-Term Debt
    The Company is a participant in the Northeast Utilities system Money Pool
    (Pool). As a limited participant, HEC is limited to borrowing funds provided by NU parent. The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. Northeast Utilities Service Company (a wholly-owned subsidiary of NU) administers the Pool as agent for the member companies. Borrowing based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2000 and 1999, HEC had approximately $15,300,000 and $3,500,000 in borrowings at 5.4 and 4.0 percent respectively, from the Pool. HEC's subsidiary Select Energy Contracting Inc, borrowed $6,000,000 from the Pool to acquire the assets of Yankee Energy Services Company as part of the NU acquisition of Yankee Energy System, Inc.

(3) Long-Term Debt
    Southwest HEC was dissolved in November 2000. As part of the dissolution of the limited liability company, Arizona Public Service ("APS") was paid $550,000 on the notes and canceled the entire note value of $725,000.
    In connection with an energy savings performance contract, HEC sold $26,477,000 of Certificates of Participation in the cash flow from the contract. The Certificates bear a fixed rate of interest of 7.625% and are to be repaid semi-annually over a 22 year period. Under the Trust Indenture, the $26,477,000 was funded into escrow with interest only payable until February 15, 2001. ABB Energy Capital Partners purchased the cash flow from another federal energy savings contract for $956,170. The debt is to be paid back over 14.5 years with an interest rate of 9.24%.

(4) Defined Contribution Plan
    The Company with the exception of Select Energy Contracting, Inc. (SECI) New Hampshire division employees participates in NU's 401(k) plan which covers substantially all employees. Eligible employees may contribute up to 16% of their compensation to the plan, and the Company will contribute up to 3% of each employee's compensation. Employees become vested in contributions after six months of employment. Select Energy Contracting, Inc. New Hampshire division participates in its own 401(k) plan which covers substantially all employees. Eligible employees may contribute up to 16% of their compensation to the plan, and SECI contributes up to 3% of each employee's compensation. Employees become vested in contributions by specified percentages over a twenty year period.

(5) Leases
    The Company has certain operating leases for offices and equipment expiring at various dates through 2005. During 2000 and 1999, HEC charged approximately $1,050,000 and $552,000 respectively, in operating lease rental payments to operating expense. Future minimum rentals payable for operating leases are as follows:

        2001                  $1,204,000
        2002                  $1,115,000
        2003                  $  655,600
        2004                  $  458,900
        2005                  $   97,000



ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2000 and 1999


SCHEDULE XV - STATEMENT OF INCOME


                                                         YEAR ENDED     YEAR ENDED
                                                         DECEMBER 31    DECEMBER 31
ACCOUNT  DESCRIPTION                                        2000           1999
-------------------------------------------------------  --------------------------
         INCOME
457      Services rendered to Associate Companies       $   637,702    $   861,503
458      Services rendered to Nonassociate Companies     80,375,551     44,959,860
421      Miscellaneous Income                             1,570,244          7,616
                                                         -----------   -----------
            TOTAL INCOME                                 82,583,497     45,828,979
                                                         -----------   -----------
         EXPENSE
904      Reserve for Uncollectible Accounts                 326,016        187,355
920      Salaries and Wages                              18,545,096      7,639,488
921      Office Supplies and Expense                     19,822,126     14,389,963
922      Administrative Expense transferred-credit                0              0
923      Outside Services Employed                       34,372,081     19,401,730
924      Property Insurance                                 181,143         46,829
925      Injuries and Damages                               146,309        142,226
926      Employee Pensions and Benefits                     487,026        801,716
928      Regulatory Commission Expense                            0              0
930.1    General Advertising Expense                         73,194         15,473
930.2    Miscellaneous General Expense                      355,361        137,027
931      Rents                                            1,048,194        551,600
935      Maintenance of Structures and Equipment            461,536         85,293
403      Depreciation and Amortization Expense            1,167,901        576,222
404      Amortization - Organization Costs                  983,445        372,230
408      Taxes other than Income Taxes                      942,002        443,724
409      Income Taxes                                     1,219,364             17
410      Provision for Deferred Income Taxes                      0        222,076
411      Provision for Deferred Income Taxes-Credit        (209,069)             0
411.5    Investment Tax Credit                                    0              0
426.1    Donations                                                0              0
426.5    Other Deductions                                         0              0
427      Interest on Long-term Debt                               0              0
428      Amortize Debt Expenses                                   0              0
430      Interest on Debt to Associate Companies            351,382        100,884
431      Other Interest Expense                           1,597,212         56,013
                                                        -----------    -----------
            TOTAL EXPENSE                                81,870,319     45,169,866
                                                        -----------    -----------
         NET INCOME                                     $   713,178    $   659,113
                                                        ===========    ===========




ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2000

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
  ACCOUNT 458

                                           EXCESS
                                             OR        TOTAL
                                         DEFICIENCY    AMOUNT
DESCRIPTION                TOTAL COST      458-4       BILLED
---------------------------------------------------- -----------
ENERGY MANAGEMENT SERVICES                          $36,803,086
DEMAND SIDE MANAGEMENT SERVICES                          42,351
CONSULTING SERVICES                                   5,505,640
MECHANICAL CONTRACTING                               38,024,474
                                                    -----------
                         TOTAL                      $80,375,551
                                                    ===========

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company.

Energy Management Services:
Engineering and installation of energy conservation measures.

Demand Side Management Services:
Engineering and consulting services in the design, implementation, and evaluation of demand side management programs.

Consulting Services:
Other engineering and design services.

Mechanical Contracting:
Installation of Plumbing, HVAC equipment, controls, and the servicing of HVAC equipment.




ANNUAL REPORT OF HEC INC.
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2000

DEPARTMENTAL ANALYSIS OF SALARIES
   ACCOUNT 920


NAME OF DEPARTMENT OR                      SALARY         NUMBER OF
SERVICE FUNCTION                           EXPENSE        PERSONNEL
------------------------------------------ ---------------------------
ADMINISTRATION                            $  3,767,304             35

ENGINEERING                                  4,138,970             90

FIELD                                        9,303,553            289

MARKETING                                    1,335,269             13
                                          ------------   ------------
TOTAL                                     $ 18,545,096            427
                                          ============   ============



ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES
For Twelve Months Ended December 31, 2000
OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

       From Whom             "A"-Associate
        Purchased          "NA"-Nonassociate    Amount      Description of Services
--------------------------------------------- --------------------------------------
SUBCONTRACTOR SERVICES
Santana Electrical                 NA        $   540,486    Electrical Contractor
Postive Energy Contractors         NA            868,501    Lighting Contractor
Burns Brothers Contracting         NA            387,312    Electrical/Lighting
                                                              Contractor
Fresh Meadow Mechanical            NA          4,555,618    Mechanical Contractor
Ashley Mechanical                  NA            875,764    Mechanical Contractor
Longo Industries                   NA            244,940    Mechanical Contractor
Keystone Controls                  NA            288,477    Mechanical Construction
Queens Industrial Elect.           NA            429,199    Electrical Contractor
Johnson Howard Associates          NA          1,338,574    Mechanical Contractor
Natural Lighting Co                NA            310,624    Lighting Contractor
Sun Mechanical Inc                 NA            292,292    Mechanical Contractor
Sure Temp. Co Inc                  NA            449,195    Mechanical Contractor
Technical Building                 NA            691,594    Mechanical Contractor
Abington Contractors               NA          1,987,147    Mech/Lighting Contractor
Crawford Electrical                NA            250,050    Electrical Contractor
Mazzarella Builders                NA            250,634    General Contractor
Tomasso Builders                   NA          2,150,035    General Contractor
Haley's Metal Shop                 NA          1,508,503    Mechanical Contractor
Hamilton Sheet Metal Co            NA            534,330    Mechanical Contractor
KB Insultech                       NA            261,238    Plumbing Contractor
Sixty Vendors                      NA          3,337,532
                                             -----------
TOTAL SUBCONTRACTORS                         $21,552,045
                                             -----------

SUBCONTRACTOR SUPPLIERS
Aquamarine/Daisy                   NA        $   584,485    Boiler Supplier
UGI                                NA          1,859,216    Gas Piping Supplier
Transcontinental Gas               NA            530,641    Piping Supplier
Solar Turbines                     NA          2,571,704    Turbine Supplier
Sunbelt Power                      NA            292,153    Electrical Supplier
The Granite Group                  NA            895,013    Plumbing Supplier
Independent Pipe & Supply          NA            803,698    Plumbing Supplier
Northpoint Supply Co.              NA            469,567    Plumbing Supplier
Thompson-Durkee Co.                NA          1,214,418    Plumbing Supplier
Dynamic Air Sales Corp.            NA            382,420    Plumbing Supplier
Trane Co                           NA            597,277    Plumbing Supplier
Whalen Company                     NA            381,236    Plumbing Supplier
Engineered Systems Inc.            NA            300,145    Plumbing Supplier
                                             -----------
TOTAL SUBCONTRACTOR SUPPLIERS                 10,881,973
                                             -----------
CONSULTING SERVICES
EEM                                NA            447,531    Engineering/Construction
                                                              Management
Booz Allen & Hamilton              NA            159,381    Engineering Management
Twenty Nine Vendors                NA            870,738
                                             -----------
TOTAL CONSULTING SERVICES                      1,477,650
                                             -----------
LEGAL SERVICES
Three Vendors                      NA             54,394
                                             -----------
AUDITING SERVICES
Arthur Andersen                    NA            112,722
                                             -----------
OTHER PROFESSIONAL SERVICES
Seven Vendors                      NA            293,297
                                             -----------
TOTAL                                        $34,372,081
                                             ===========




ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2000

MISCELLANEOUS GENERAL EXPENSE
ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expense," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C Section
                441(b)(2) shall be separately classified.

DESCRIPTION                                                      AMOUNT
-----------------------------------------------------------  --------------
Utilities                                                   $       95,615
Miscellaneous                                                       50,532
Recruiting                                                         209,214
                                                            --------------
TOTAL                                                       $      355,361
                                                            ==============




ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2000

      RENTS
   ACCOUNT 931


INSTRUCTIONS:  Provide a listing of the amount included in Account 931 "Rents,"
               classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

DESCRIPTION                                                AMOUNT
-----------------------------------------------------  --------------
Office Space                                           $     976,097
Equipment Rental                                              72,097
                                                       -------------
TOTAL                                                  $   1,048,194
                                                       =============



ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2000

TAXES OTHER THAN INCOME TAXES
   ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other than Income
               Taxes. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX                                                          AMOUNT
                                                                   ----------
1) Other than U.S. Government taxes
    City & County Taxes                                             $  8,817
    State Franchise Taxes                                             70,429
    State Unemployment Taxes                                          81,302
                                                                    --------
                  Subtotal                                          $160,548
                                                                    --------

2) U.S. Government taxes
    Employer's FICA Tax                                             $752,892
    Federal Unemployment Taxes                                        28,562
                                                                    --------
                  Subtotal                                          $781,454
                                                                    --------

                                          TOTAL                     $942,002
                                                                    ========



                         ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

                           For the Year Ended December 31, 2000

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on pages 13 through 15.





                         ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES
                        ORGANIZATION CHART (AS OF DECEMBER 31, 2000)


President - James B. Redden, P.E.

    - President - SECI CT - Don Burbank

    - President - SECI NH - Dennis Morrisette

    - Vice President - David Dayton

    - Vice President - Finance, Treasurer, and Clerk - Linda A. Jensen

    - Director of Business Development - Britta MacIntosh, P.E.

    - Director of Operations - Alan Giantomaso, P.E.




                         ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

                                     SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22719, and order numbers File No. 70-7698, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                   HEC INC. AND SUBSIDIARIES
                                   -----------------------------
                                    (Name of Reporting Company)



                                 By: /s/ Linda Jensen
                                    ------------------------------
                                    (Signature of Signing Officer)




                                   Linda Jensen, Vice President -
                                    Finance, Treasurer and Clerk
                                   ------------------------------
                                   (Printed Name and Title of
                                     Signing Officer)


                                   Date:  April 18, 2001
                                   ------------------------------